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                     October 5, 2023

       Brian DelGhiaccio
       Executive Vice President, Chief Financial Officer
       Republic Services, Inc.
       18500 North Allied Way
       Phoenix, Arizona 85054

                                                        Re: Republic Services,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-14267

       Dear Brian DelGhiaccio:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Energy & Transportation